UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

In Mexico ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	In the U.S. Breakstone Group Susan Borinelli/Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

For Immediate Release

ASUR Updates about Impact of Grupo Mexicana’s Suspension of Operations

México D.F., September 8, 2010 Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE:ASR; BMV:ASUR), (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, today announced that on September 7, 2010, Compañía Mexicana de Aviación, S.A. de C.V. has been granted bankruptcy protection and that Mexicana Inter, S.A. de C.V. and Aerovías Caribe, S.A. de C.V. have also filed for bankruptcy protection.

Mexicana, Aerovías Caribe and Mexicana Link (“Grupo Mexicana”), which operated in all of ASUR’s airports with the exception of Tapachula, represented 10.88% of the Company’s revenues for the eight month period ended August 31, 2010, primarily from domestic passengers.

ASUR estimates that Ps.132.54 million in accounts receivable could be at risk of not being recovered as of August 31, 2010. As a result, during the third quarter of fiscal year 2010 ASUR will make corresponding provisions for each of the three companies through which Grupo Mexicana operated.

ASUR believes that the majority of the routes operated by Grupo Mexicana were also operated by other carriers and thus the ultimate impact from the suspension of operations will not be in the same proportion as the number of flights cancelled. However, the Company cannot be sure that competing carriers will seek to increase their flight schedules or of the impact that this could have on the Company’s business and results of operations, which could be adversely affected if traffic does not migrate to its other airline customers.

Below is a table with the number of routes operated by Grupo Mexicana before its suspension of operations on August 28, 2010  and the number of other airlines currently flying each of those routes.

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancún, Mérida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlán in the southeast of México. The Company is listed both on the NYSE in the U.S., where it trades under the symbol ASR, and on the Mexican Bolsa, where it trades under the symbol ASUR. One ADS represents ten (10) series B shares.

Some of the statements contained in this press release discuss future expectations or state other forward-looking information. Those statements are subject to risks identified in this press release and in ASUR’s filings with the SEC. Actual developments could differ significantly from those contemplated in these forward-looking statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Our forward-looking statements speak only as of the date they are made and, except as may be required by applicable law, we do not have an obligation to update or revise them, whether as a result of new information, future or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: September 9, 2010